Krys Boyle, P.C.
                               Attorneys at Law
Telephone                    Suite 2700 South Tower              Facsimile
(303) 893-2300               600 Seventeenth Street         (303) 893-2882
                        Denver, Colorado  80202-5427


                              February 1, 2007


Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, D.C.  20549

     Re:   Bion Environmental Technologies, Inc.
           Amendment No. 1 to Registration Statement on Form 10-SB Filed November 14, 2006
           File No. 000-19333

Dear Mr. Schuman:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated December 11, 2006 (the "Comment Letter") regarding Bion Environmental Technologies, Inc. ("Bion" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Prospectus
----------

General
-------

     1. Please provide us with the basis for the following statements about yourself or your industry:

     * Page 4: that your technology "surpasses current environmental regulations for both nutrient releases to water and air emissions from livestock waste streams."

     Response:    In December 2004, Bion published an independently peer-
reviewed report, a copy of which may be found on Bion's website, www.biontech.com, but which is too voluminous to submit as an Exhibit, with data from the DeVries Dairy project demonstrating a reduction in nutrients (nitrogen and phosphorus) of approximately 75% and air emissions of approximately 95%. More specifically, those published results indicated that on a whole farm basis, the Bion System produced a 74% reduction of nitrogen and a 79% reduction of phosphorus. The air results show that the Bion System limited emissions as follows: (in pounds per 1,400 pound dairy cow per year):

     *  Ammonia                         0.20
     *  Hydrogen Sulfide                0.56
     *  Volatile Organic Compounds      0.08
     *  Nitrogen Oxides                 0.17

These emissions represented a reduction from published baselines of 95%-99%.

     * Page 4: that Combined Animal Feeding Operations are "the single largest source of pollution in US agriculture" and for your statement on page 5 that "[a]gricultural runoff is the largest water pollution problem in the United States."

     Response: Please see the enclosed article by Jeffrey Odefey, Esq. regarding animal feeding operations in general and confined animal feeding operations in particular. Please also see the enclosed Agriculture Factsheet from the EPA.

     * Page 6: that your "technology platform and the proposed Projects do not involve significant technology risk."

     Response: Bion bases this statement upon its December 2004 Report referenced above as well as its patents relating to its Projects. Additional technology for its Projects relate to ethanol production and CAFO facilities, both of which has already been proven by others. Bion's technical staff and consultants have reviewed the integration process (including co-siting, energy and material transfers, and other related matters) and have determined that existing, proven engineering and design approaches and technologies are available to implement the integration.

     2. Please eliminate or simplify and better define technological terms used throughout the prospectus, including:

     *    Page 7:  "technology application re-development stage."
     *    Page 7:  "BionSoil(R) products" and the "Bion process."
     *    Page 8:  "point-source equivalent for mass balance analysis."
     *    Page 8:  "platform-based system."
     *    Page 8:  "retrofit to an anaerobic lagoon."
     *    Page 9:  "standards-based operating permits."
     *    Page 9:  "Bion research/validation" and "Bion validation/
                   optimization."
     *    Page 14: "synthetic lagoon covers, methane digesters, multistage anaerobic lagoons and solids separators."
     *    Page 21: "soil amendments."

     Response: We have made changes throughout the document to clarify this language.

Description of Business, page 4
-------------------------------

     3. Please revise this entire section so that it provides a better discussion of how your technology is intended to operate. How does it allow integration of ethanol production renewable energy production and on-site energy utilization in an environmentally and economically sustainable manner while reducing the aggregate capital expense and operating costs? What is the anticipated cost and how do you intend to make money with your projects, i.e., what fees do you intend to charge and how much would ethanol have to be sold for, etc., in your plan? What are the major obstacles that you face in implementing your plan?

     Response: A number of changes have been made to this section to address your comments. However, please note that until Bion actually develops a Project with final determination of its participation in each Project, it will not know the exact nature of its revenues. Bion could be an investor in, or owner of, the CAFO or ethanol plant, or the Project could be a joint venture between the CAFO, the ethanol plant and Bion, or Bion could simply operate its waste system and charge fees to the CAFO and ethanol plant, or some combination of these approaches may take place in any Project and may vary from Project to Project.

General, page 4
---------------

     4. Disclose here that your auditors have issued a going concern opinion and the reasons noted for issuing that opinion.

     Response:  We have added a going concern paragraph as requested.

     5. Please disclose your revenues and net loss for the year ended June, 2006 and the most recent interim period.

     Response:  This information has been added.

     6. You indicate what the company "intends to focus" on in the future. Please also describe briefly here what the company has focused on in the last three years. For example, if the focus has been on research and development, and not on production and sales, as you indicate at the top of page 9, please say so here.

     Response:  This information has been added.

Principal Products and Services, page 4
---------------------------------------

     7. Please indicate the status of your efforts to appoint an "implementation management team," which you indicate you are "presently establishing." Also, consider adding a risk factor in this regard.

     Response: We have added information regarding this matter. We have also added a risk factor related to this issue.

Industry Background, page 5
---------------------------

     8. Please explain why the San Joaquin Valley is "critically impaired." Alternatively, delete.

     Response:  The reference has been deleted.

     9. Please delete the word "fully" before "balanced" in the fourth paragraph or provide independent verification that your technologies are in fact "fully balanced."

     Response: The reference to "fully" has been deleted. Bion believes, however, that its technology and plan allow for balance among the various waste and by-products products generated by both the CAFO and the ethanol plant and the energy needs of the ethanol plant. We believe the language (as amended) clarifies these matters.

    10. Please revise your disclosures in the first full paragraph on page 6 regarding the lack of "any experimental challenges" to your project components to comport with your disclosure on page 19 that you "have not yet completed development" in some areas that you "anticipate a continuing need for the development of additional applications."

     Response: We have revised the disclosure in the Industry Background section to conform to the Risk Factor.

Development of Our Business, page 7
-----------------------------------

    11. You indicate at the bottom of page 9 that you entered into an agreement with Fair Oaks Dairy Farm ("FODF") in June 2006. However, a press release on your website describing a 20-year agreement with FODF is dated May 1, 2005. Please revise your disclosure or advise.

     Response:  We have made revisions in response to this comment.

    12.   In addition, please include the contract with FODF as an exhibit.

     Response:  We have added the June 2006 agreement as an exhibit.

Financial and Management Crisis, page 11
----------------------------------------

    13. Please describe the "[f]iduciary breaches by prior control persons of Centerpoint." Also, cross-reference your summary of related potential litigation in the first full paragraph on page 22.

     Response:  We have made changes in response to this comment.

Risk Factors
------------

General
-------

    14. Please consider a risk factor on how the affair with Centerpoint "will probably continue to negatively impact [y]our ability to obtain future financing on reasonable terms," as you state on page 12.

     Response:  We have added an appropriate risk factor.

    15. Please put the risk factor headings in bold face type. In electronic format, you may satisfy this requirement by putting the risk factor headings in capital letters. Refer to Item 307 of Regulation S-T.

     Response:  The changes have been made.



We have numerous agreements with related parties, page 19
---------------------------------------------------------

    16. Either list your agreements with related parties or cross-reference where in the prospectus such agreements are described.

     Response:  Cross references have been added.

Item 2.  Management's Discussion and Analysis, page 25
------------------------------------------------------

    17. Either delete reference to the provisions of the Private Securities Litigation Reform Act of 1995 in the second paragraph or expand your disclosure to clarify that the safe harbor offered by the Private Securities Litigation Reform Act does not apply to penny stocks like yours.

     Response:  The references have been deleted.

    18. Please provide a plan of operation, as required by Item 303(a) of Regulation S-B.

     Response:  The changes have been made.

Research and Development, page 28
---------------------------------

    19. You indicate that you hired several key consultants in fiscal year 2006. Please confirm that all material consulting contracts are included as exhibits. Refer to Item 601(b)(10) of Regulation S-B.

     Response: We have included all material consulting and employment agreements as exhibits.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page
32
----------------------------------------------------------------------------

    20. You indicate that you have 8,625,996 shares issued and outstanding as of November 13, 2006. However, on page F-2 you indicate that as of June 30, 2006, you have 8,625,996 shares issued, but only 7,932,197 shares outstanding. Please revise your disclosure to resolve this discrepancy, or advise.

     Response: We have revised the disclosure. The difference relates to the 693,799 shares owned by Centerpoint, which is majority owned by the Company and are not considered outstanding, although they are issued.

Item 5.  Directors and Executive Officers, page 36
--------------------------------------------------

    21. Please provide the business experience, including companies worked for and positions held, during the last five years as for all persons listed here, including Jere Northrop, Salvatore Zizza, and David Mager. Refer to
Item 401(a) of Regulation S-B.

     Response:  We have revised the disclosure.

Item 4.  Recent Sales of Unregistered Securities, page 50
---------------------------------------------------------

    22. For each sale listed, please disclose the section of the Securities Act or the rule of the Commission under which you claimed exemption from registration and the facts relied upon to make the exemption applicable. Refer to Item 701(d) of Regulation S-B.

     Response:  We have added applicable disclosure.

Item 5.  Indemnification of Directors and Officers, page 51
-----------------------------------------------------------

    23. You indicate that your articles of incorporation and bylaws PERMIT indemnification of officers and directors. Please also indicate whether you HAVE provided such information.

     Response:  We have provided the applicable disclosure.

Statements of Changes in Stockholders' Equity Deficit, page F-4
---------------------------------------------------------------

    24. We note that in fiscal year 2005 you issued 50,000 shares of common stock for $55,000 in deferred compensation and issued 1,325,000 warrants for $132,000 in deferred compensation and services. Also, in fiscal year 2006 you issued 30,000 shares of common stock for $60,000 in deferred compensation. Please tell us in detail how you accounted for both these transactions, including how you valued the stock issued and whether you recognized a gain or loss on the exchange and why or why not, and how that gain or loss was calculated. Please ensure your response addresses your consideration of APB 26 and FTB 80-1 and other relevant technical accounting literature, as applicable.

     Response: During fiscal year 2005 and fiscal year 2006 the Company issued 50,000 and 30,000 shares of common stock, respectively, upon conversion of deferred compensation of $55,000 and $60,000, respectively. Compensation had been deferred under an April 2003 convertible deferred compensation agreement with the president of the Company. This agreement was subsequently modified on March 31, 2005 and April 4, 2006. The conversion took place pursuant to the terms set forth in the agreements at the respective conversion dates. Under APB No. 26, paragraph 2, the conversion of debt to common stock is not an early extinguishment if the conversion represents the exercise of a conversion right contained in the terms of the debt issue. Accordingly APB 26 does not apply to these conversions. See further discussion of deferred compensation agreements below at Item 29.

     In May 2005, the Company issued 1,325,000 warrants at $0.10 per warrant for deferred compensation and services. Concurrently, the Company sold 100,000 warrants for cash proceeds of $0.10 per warrant, and within four weeks, the Company sold another 30,000 warrants for cash proceeds of $0.10 per warrant. FTB 80-1, paragraph 4, provides that the reacquisition price of debt [exchanged for common stock, while in this case warrants to purchase common stock] is to be determined by the value of the equity instrument issued or the value of the debt, whichever is more clearly evident. Management determined that the cash proceeds received in May and June 2005 for similar securities sold for cash on a nearly contemporaneous basis represent clear evidence of the fair value of the May 2005 warrants, and accordingly applied this rate in the exchange of deferred compensation for warrants.

Notes to the Financial Statements
---------------------------------

General
-------

    25. We note from the company's consolidated statements of stockholders' deficit that the company has been involved in numerous non-cash transactions during the past two years in which shares of the company's common stock or warrants have been issued to various parties in exchange for services.
Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair market value of the shares issued, please explain how "fair value" was determined.

     Response: Please refer to the responses to comments number 24, 26, 28 and 29 in addition to the revised disclosures in the financial statements.

Note 4.  Prepaid Services, page F-10
------------------------------------

    26. We note from your disclosure in Note 4 that compensation cost for non-employee options that include service conditions and have graded vesting schedules is recorded at the fair value of the options for reporting periods prior to the measurement date. Please explain to us, and disclose in your notes and Critical Accounting Policies section of MD&A, how fair value is determined.

     Response: The fair value of non-employee options that include service conditions and that have graded vesting schedules is determined at the end of each reporting period using a Black-Scholes option pricing model. Compensation expense for each period equals the fair value of the options determined at period end less fair value determined at the end of the previous period. At June 30, 2006 fair value was determined utilizing the following assumptions: a) expected dividend of zero, b) expected volatility of 182%, c) risk-free interest rate of 5.15% and d) a term of 8.83 years. We have revised Note 4 to the financial statements to include this information. We have also revised our Critical Accounting Policies section of the MD&A.

Note 6.  Promissory Notes, page F-11
------------------------------------

    27. We note that in June 2006 you issued promissory notes which may be convertible into your common shares at any time at the election of the note holders at a conversion rate of $6.00 per share. Please tell us in further detail how the conversion price associated with this note was determined and indicate whether the original terms of the notes provided for a beneficial conversion feature at the time the note was issued. If so, please explain how you accounted for this beneficial conversion feature in your financial statements. Also, explain how the amount of any beneficial conversion feature recognized was calculated or determined. Refer to the guidance outlined in EITF 98-5 and EITF 00-27.

     Response: In June 2006, the Company commenced an offering of its 2006 Series A Convertible Promissory Notes ("the Notes"). The offering closed on September 13, 2006. The average trading price of the Company's common stock for the period prior to the commencement of the offering was approximately $5.70 per share. Management determined a conversion rate of $6.00 per share based on this average trading price and discussions with potential investors and investment professionals. The commitment date for the Notes was determined to be August 7, 2006, the date at which the initial investors were committed to the offering and the amount and terms of the notes were known. At the commitment date, the stock was trading at approximately $5.65 per share, and accordingly, the conversion feature was not in the money. In accordance with EITF 98-5, due to the fact that the terms of the conversion are fixed and at the commitment date the non-detachable conversion feature was not in the money, no beneficial conversion feature resulted.

Note 7.  Convertible Debt, page F-12
------------------------------------

    28. We note that you have signed an agreement where $30,437 of unpaid consulting fees due to a vendor may be convertible into common stock at a conversion price of $2.50 per share at the vendor's option until May 1, 2007. Please tell us in future detail how the conversion price associated with these fees was determined and indicate whether the arrangement provided for a beneficial conversion feature at the time of the agreement. If so, please explain how you accounted for this beneficial conversion feature in your financial statements. Refer to the guidance outlined in EITF 01-01, EITF 98-5 and EITF 00-27.

     Response: On June 21, 2005, the Company entered into an agreement with a vendor whereby $30,437 of unpaid consulting fees due to the vendor is to be convertible into common stock of the Company at a conversion price of $2.50 per share at the vendor's option until May 1, 2007. The measurement date under EITF 01-1 is considered to be the date of the agreement, because the vendor's performance was complete at that time. On the measurement date the market price of the Company's common shares was approximately $1.30 per share. As the terms of the conversion are fixed and the conversion price per share is higher than the market price per share at the time of the agreement, there is no beneficial conversion feature.

Note 8.  Convertible Notes - Affiliates, page F-12
--------------------------------------------------

    29. We note that you have recorded the intrinsic value as of June 30, 2006 of the convertible debt issued to both Mark A. Smith and Bright Capital, Ltd. as an increase to the liability and an additional expense. Please explain in detail your rationale for the treatment used (i.e., recognition of a liability for the beneficial conversion feature) and tell us the relevant technical accounting literature that supports the treatment used. Also, tell us how you have accounted for this convertible debt, which appears to have a beneficial conversion feature, under the guidance of EITF 98-5 and 00-27. Please note that EITF 98-5 states that the intrinsic value of the beneficial conversion feature should be recorded at the commitment date, which in this case would be the date both parties agreed to the terms of the convertible notes. See EITF 98-5 and EITF 00-27.

     Response: Paragraph 4 of APB 25 states that "a plan is any arrangement to issue stock to officers and employees, as a group or individually". The Company entered into deferred compensation agreements with its president, Mark A. Smith ("MAS") and Bright Capital, Ltd ("BrightCap") in April 2003. The BrightCap agreement is for services provided to the Company by Dominic Bassani, the former general manager of the Company's wholly-owned subsidiary,
Bion Dairy Corporation.   The April 2003 agreements provided for annual
compensation of $150,000 for MAS and annual compensation of $300,000 for BrightCap, payment of which could be deferred through March 31, 2005. These amounts were expensed as the services were provided to the Company. Any deferred compensation could be converted into the Company's common stock at the average closing price of the last 20 trading days prior to issuance. Because the compensation agreements include the ability for the Company to pay compensation in common stock, management concluded that the agreements constitute "arrangement's to issue stock to its individual employees" under paragraph 4 of APB 25. Because the number of shares into which the deferred compensation is convertible depends on future prices of the Company's common stock, the arrangements are considered by management to be variable, and the measurement date will not occur until the conversion date, when the number of shares becomes known. Paragraph 13 of APB 25 provides that if the measurement date is later than the date of the award, compensation cost for each period prior to the measurement date is to be determined based on the quoted market price at the end of each period. Accordingly, the Company has recorded the intrinsic value of the deferred compensation agreements as of June 30, 2006. Further, paragraph 11d of APB 25 provides that renewing a purchase right or extending its period establishes a new measurement date as if the right were newly granted. On March 31, 2005, the agreements with MAS and BrightCap were renewed through 2009, and provided for the same annual salary for both MAS and BrightCap. The revised agreements modified the conversion terms to the lower of the current market value at the time of conversion, or $2.00 per share. The March 31, 2005 revision was considered to be a new award to which paragraph 13 of APB 25 continued to apply, requiring re-measurement at each period end. On December 31, 2005 and April 4, 2006, the convertible deferred compensation agreements of BrightCap and Mr. Smith, respectively, were exchanged for promissory notes and conversion agreements. The promissory notes and conversion agreements have the same terms and features as the March 31, 2005 modified agreements. Because the April 4, 2006 exchange did not renew or extend the conversion period, the award was not "newly granted" as per paragraph 11d of APB 25. On July 1, 2006, the Company adopted SFAS No. 123(R). See Note 11 to the (unaudited) interim financial statements for the three and six months ended December 31, 2006 for discussion of the impact of SFAS No. 123(R) on these deferred compensation agreements.

Note 14.  Subsequent Events, page F-19
--------------------------------------

    30. We note your disclosure that you signed a non-cancelable operating lease commitment for office space effective August 1, 2006. Please tell us how you have accounted for office space prior to August 1, 2006, and explain to us the nature of any lease arrangements for that office space prior to August 1, 2006. Please note that all costs of doing business, including any costs incurred by parents or principal shareholders on behalf of the company, must be reflected in your financial statements. If you have not recorded an expense for the value of office space utilized during the years ended June 30, 2006 and 2005, please revise your financial statements as necessary. Also, for any leases during the years ended June 30, 2006 and 2005, please include disclosures including a general description of the leasing arrangements, and rental expense for each period in which an income statement is presented. See SAB Topic 5T and paragraph 16 of SFAS No. 13.

     Response: During the years ended June 30, 2005 and 2006 the Company had no lease arrangements for office space. During those years, the majority of the Company's employees worked on the road and were reimbursed for their expenses. These expenses have been expensed as incurred in the Company's financial statements. The Company's president periodically performed general corporate oversight functions from his home office and he was reimbursed by the Company for direct administrative costs and indirect costs in connection with his duties to the Company, which were charged to general and administrative expenses. Total amounts reimbursed for indirect costs, including rent, during the years ended June 30, 2006 and 2005 were approximately $4,800 and $4,800, respectively, which management determined not to be material for financial statement presentation and disclosure
purposes.   Management believes that there are no other significant home office expenses incurred by the Company's officers and employees that should be reflected in the financial statements.

Other
-----

    31. The financial statements should be updated, as necessary, to comply with Rule 3-10(g) of Regulation S-B at the effective date of the registration statement.

     Response: The Company has prepared a consolidated balance sheet as of December 31, 2006, and the related consolidated statements of operations and cash flows for the three and six month periods ended December 31, 2006 and 2005 including notes thereto, and Management's Discussion and Analysis and is in compliance with Rule 3-10(g) of Regulation S-B.

                            * * * * * * * * * * * *

     Please contact the undersigned if we can be of any additional assistance in connection with your review of this matter.

                                     Very truly yours,

                                     KRYS BOYLE, P.C.



                                     By:/s/ Russell K. Bean
                                        Russell K. Bean

cc:  Bion Environmental Technologies, Inc.



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